Exhibit 99.1

Uxin Announces Entry into Definitive Agreements with Boche

BEIJING, January 16, 2020 (GLOBE NEWSWIRE) — Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), a leading national online used car dealer in China, today announced that it entered into definitive agreements with Beijing Hengtai Boche Auction Co. Ltd. (“Boche”) to divest its salvage car related business operated under the brand “Fairlubo”. Pursuant to the definitive agreements, the Company will divest its salvage car auction business to Boche in exchange for an aggregate amount of RMB330 million in cash. The Company agrees not to engage in the salvage car auction business for a period of five years. The transactions contemplated under the definitive agreements are subject to certain closing conditions, and are currently expected to close in the first half of 2020.

Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin, said, “We are very happy to enter into the transaction with Boche. Fairlubo and Boche are two leading salvage car auction platforms in China, and the consolidation of their businesses will solidify their market leadership and help enhance the development of China’s overall salvage car sector. This divestiture will further streamline our business operations and allow us to further increase our focus on our 2C online used car transaction business. As the first mover in China to enable consumers to purchase used cars online, we have accumulated deep experience and knowhow throughout the entire service value chain. Going forward, enhancing customer service quality will continue to be our top priority. We are confident we will become consumers’ top destination for online used car purchases in China and we believe our focus on improving customer experience will eventually set us apart in the market.”

About Uxin

Uxin Limited (Nasdaq: UXIN) is a leading national online used car dealer in China. Uxin’s mission is to enable people to buy the car of their choice, no matter where they are located or what their budget is. Uxin enables consumers to buy used cars through an innovative integrated online platform and offline service and fulfilment networks, which address each step of the transaction and cover the entire value chain. Its online presence is bolstered by an offline network of more than 1,500 service centers in over 230 prefecture-level cities throughout China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor enquiries, please contact:

Nancy Song

Uxin Investor Relations

Tel: +86 10 5691-6765

Email: ir@xin.com